UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES PROFIT FOR THE FOURTH QUARTER 2019 OF $22.1 MILLION, OR $0.56 PER SHARE;

FULL YEAR 2019 PROFIT OF $86.1 MILLION, OR $2.17 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, February 14, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the fourth quarter (“4Q19”) and full year (“FY19”) ended December 31, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2019	2018	4Q19	3Q19	4Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$109.5	$109.7	$26.9	$26.7	$28.0
Fees and commissions, net	$15.6	$17.2	$5.4	$2.8	$5.4
Total revenues	$126.7	$127.6	$31.4	$29.5	$34.1
(Impairment loss) reversal on financial instruments	$(0.4)	$(57.5)	$1.9	$(0.6)	$1.3
Gain (loss) on non-financial assets	$0.5	$(10.0)	$0.0	$0.5	$(2.3)
Operating expenses	$(40.7)	$(48.9)	$(11.3)	$(9.0)	$(12.4)
Profit for the period	$86.1	$11.1	$22.1	$20.4	$20.7
Profitability Ratios
Earnings per Share ("EPS") (1)	$2.17	$0.28	$0.56	$0.52	$0.52
Return on Average Equity (“ROAE”) (2)	8.6%	1.1%	8.7%	8.0%	8.3%
Return on Average Assets (“ROAA”)	1.36%	0.17%	1.34%	1.34%	1.20%
Net Interest Margin ("NIM") (3)	1.74%	1.71%	1.65%	1.77%	1.61%
Net Interest Spread ("NIS") (4)	1.19%	1.21%	1.18%	1.19%	1.08%
Efficiency Ratio (5)	32.1%	38.3%	35.9%	30.4%	36.3%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,502	$6,290	$6,502	$6,217	$6,290
Investment Portfolio	$80	$107	$80	$85	$107
Total assets	$7,250	$7,609	$7,250	$6,681	$7,609
Total equity	$1,016	$994	$1,016	$1,009	$994
Market capitalization (7)	$847	$684	$847	$790	$684
Tier 1 Basel III Capital Ratio (8)	19.8%	18.1%	19.8%	21.1%	18.1%
Total assets / Total equity (times)	7.1	7.7	7.1	6.6	7.7
Liquid Assets / Total Assets (9)	16.0%	22.4%	16.0%	14.4%	22.4%
Credit-impaired loans to Loan Portfolio (10)	1.05%	1.12%	1.05%	1.11%	1.12%
Total allowance for losses to Commercial Portfolio (11)	1.57%	1.65%	1.57%	1.67%	1.65%
Total allowance for losses to credit-impaired loans (times) (11)	1.7	1.6	1.7	1.7	1.6

FY19 & 4Q19 Highlights

•	Profit for FY19 totaled $86.1 million, compared to $11.1 million in FY18, primarily from lower impairment losses and improved operating efficiency on reduced operating expenses (-17% YoY), along with steady top-line revenues YoY.

•	Bladex’s 4Q19 profit increased 8% QoQ and 7% YoY to $22.1 million, or $0.56 per share, as improved revenues and reversal of impairment losses offset higher operating expenses QoQ.

•	Net Interest Income (“NII”) for FY19 totaled $109.5 million (stable YoY) with Net Interest Margin (“NIM”) of 1.74% (+3 bps), and Net Interest Spread (“NIS”) nearly stable at 1.19%. NII for the 4Q19 improved 1% QoQ to $26.9 million, mainly on higher average lending volumes. The quarterly YoY decrease of 4% was mainly due to lower lending spreads and the net effect of lower average market rates, partly compensated by the decrease in average low-yielding liquidity assets.

•	Fees and commissions income totaled $15.6 million for FY19, -9% YoY on lower fees from letters of credit (-12% YoY). The Bank closed six syndicated transactions in FY19 for a total of $5.6 million, up from $4.9 million in FY18. In 4Q19, fees totaled $5.4 million from structured transactions and improved fees from the Bank’s letters of credit business, up 4% QoQ and up 7% from 4Q18.

•	Efficiency Ratio was 32% for FY19 (-6pts YoY) as operating expenses decreased 17% YoY with total revenues nearly stable (-1% YoY), reflecting effective cost control management and overall improved structural and operational efficiencies. 4Q19 Efficiency Ratio was 36% (+6pts QoQ; stable YoY) as improved revenues QoQ were offset by higher operating expenses from employee-related expenses and other seasonal expenses.

•	Return on Average Equity (“ROAE”) was 8.6% in FY19 compared to 1.1% in FY18. 4Q19 annualized ROAE was 8.7% vs. 8.0% in 3Q19 and 8.3% in 4Q18. The Bank’s capitalization remained solid with Tier 1 Basel III Capital Ratio of 19.8%, with risk-weighted assets up QoQ due to Commercial Portfolio growth and down YoY due to a shift to a lower risk country exposure of the portfolio.

•	End-of-period Commercial Portfolio balances increased 5% QoQ and 3% YoY to $6.5 billion in 4Q19. Average balances were up to $6.2 billion for the 4Q19 (+6% QoQ; stable YoY) and $6.1 billion for FY19 (stable YoY).

•	Credit-impaired Loans, also referred to as Non-Performing Loans or NPLs, were $61.8 million, or 1.0% of total Loan Portfolio, at the end of 4Q19. This compares to $64.7 million, or 1.1% of total Loan Portfolio, a year ago. No new NPLs were recorded during 2019. Total allowance for credit losses was 1.7 times NPL balances for 4Q19.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer said, “In 2019, the global economy experienced its weakest year of growth since the financial crisis, weighed down by tensions that have significantly slowed international trade. The main drivers for the lackluster performance were the trade war between the US and China, negative trade flows that disrupted supply chains, and idiosyncratic risks in some countries.

2019 was also a very difficult year for Latin America regionally. Economic growth came in significantly below beginning of year expectations and significantly below last year’s levels. Of the largest three economies of Latin America, Brazil was the only one that showed any signs of life, though growing tepidly, while Mexico stagnated, a remarkable decoupling from a strong US economy and Argentina´s GDP shrank.

We regard Brazil as the main potential driver for economic growth in the Region. That said, Colombia and Peru should also perform well. But with (a) commodity prices depressed because of trade uncertainties and a strong US dollar, (b) Mexico stuck in low or no growth mode due to needed fiscal restraint, tight monetary policy to keep portfolio moneys flowing and a fundamental lack of investment, (c) potential social unrest in Chile and (d) smaller countries like Costa Rica mired in a fiscal red ink and Ecuador struggling to comply with the IMF program, we simply do not see other countries as significant contributors to Regional growth.

We continue to believe that the current macroeconomic context offers no room for complacency. Furthermore, low growth combined with risk aversion is exacerbating liquidity for top names in the Region, compressing their margins, while not always compensating for the risk these credits represent.

Nevertheless, Bladex´s book of business is solid as we have been able to add new clients, shift exposures to lower risk jurisdictions and structure value added transactions. We achieved our current profitability levels despite this very challenging environment. Over the past two years, macroeconomic risks, slow regional economic growth, tepid trade flows, idiosyncratic country and industry risks have been the norm. And, all these risks were coupled with an overwhelming amount of liquidity chasing the same creditworthy clients. If Bladex can deliver 8.6% ROAE with these headwinds, we should be very well positioned to deliver more sizeable returns in more benign environments that surely will come. We are keenly aware of the risks in the Region’s industries and entities we finance. And, I can say with confidence that our team knows how to spot opportunities and deliver results.

We continue to diversify our funding sources beyond our typical Central Bank deposits, bilateral lines of credit, capital markets and international borrowings. We recently started a new Yankee CD program that will complement our short-term funding structure.

On the cost side, expenses continue to stay under control.

Against this backdrop, the management of Bladex, and its Board of Directors, is cautiously optimistic for 2020 and look for a continuation of the profitability path we embarked on in the last five quarters.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities; (iv) recovery or impairment loss on financial instruments, as well as gain (loss) in other non-financial assets, net; and (v) direct and allocated operating expenses.

Commercial Portfolio balance totaled $6.5 billion as of December 31, 2019, a 5% QoQ increase compared to $6.2 billion as of September 30, 2019, and a 3% YoY increase compared to $6.3 billion as of December 31, 2018. Average Commercial Portfolio balances were $6.1 billion for the FY19 (stable YoY), and $6.2 billion for the 4Q19, which resulted in a 6% increase QoQ (stable YoY).

As of December 31, 2019, 73% of the Commercial Portfolio was scheduled to mature within a year, and 53% of its short.-term origination represented trade finance transactions, compared to 76% and 53%, respectively, a quarter ago, and 74% and 59%, respectively, a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

The Bank’s traditional client base of financial institutions represented 56% of the total Commercial Portfolio at the end of 4Q19, compared to 55% a quarter ago and 52% a year ago. The portfolio continued to be well diversified across corporate sectors, with total oil and gas exposure (integrated & downstream) at 10% of the total Commercial Portfolio at the end of 4Q19, down from 12% a quarter and year ago. All the remaining industry sectors were at 5% or lower, except for electric power industry which accounted for 6% of total Commercial Portfolio.

Geographically, exposure in Brazil, the Bank’s largest country-risk exposure, decreased to 16% of the total Commercial Portfolio, compared to 17% and 19% a quarter and year ago, respectively, out of which 81% was with financial institutions at the end of 4Q19, compared to 85% and 73% a quarter and year ago, respectively. Exposure in Argentina was reduced to 3% of the total Commercial Portfolio at the end of 4Q19, from 10% a year ago, as the Bank re-shifted its portfolio origination towards top-tier banks and corporations in lower-risk countries, focusing its growth in top rated countries in the Region, where it was able to take advantage of good risk/return opportunities. Consequently, exposures in Colombia and Chile increased to 15% and 11% of the total Commercial Portfolio, which now represent the second and fourth largest country exposures, respectively, up from 11% and 3% a year ago. In addition, exposure to other top-rated countries outside of Latin America, which relates to transactions carried out in the Region, was also increased to 7% of total portfolio at the end of the 4Q19, from 2% a year ago. Mexico, which still represents a significant part of the portfolio as the third largest exposure, decreased to 12% of the Commercial Portfolio, compared to 14% a quarter and year ago.

Refer to Exhibit IX for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	2019	2018	YoY (%)	4Q19	3Q19	4Q18	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$108.4	$109.8	-1%	$26.1	$26.9	$28.4	-3%	-8%
Other income	17.8	18.0	-1%	6.3	3.4	5.8	84%	9%
Total revenues	126.2	127.8	-1%	32.4	30.4	34.1	7%	-5%
(Impairment loss) reversal on financial instruments	(0.7)	(57.6)	99%	1.9	(0.9)	1.3	307%	53%
Gain (loss) on non-financial assets, net	0.5	(6.0)	108%	0.0	0.5	(2.3)	-100%	100%
Operating expenses	(31.2)	(37.4)	17%	(8.7)	(7.0)	(9.3)	-25%	6%
Profit for the segment	$94.8	$26.8	254%	$25.6	$22.9	$23.8	12%	8%

Commercial Business Segment’s results were $25.6 million for the 4Q19 (+12% QoQ; +8% YoY) and $94.8 million for the FY19 (+254% YoY). The quarterly Profit increases were mainly attributable to the re-shifting of its portfolio towards lower-risk countries that resulted on a $1.9 million reversal of impairment losses on financial instruments in 4Q19 compared to net losses on financial instruments and other assets in the comparative periods, along with a 7% QoQ increase in total revenues, mainly from higher fee income. Annual Profit improvement was mainly driven by lower impairment losses on financial instruments and losses in other assets, coupled with improved operating efficiency on a 17% YoY reduction in operating expenses and steady top-line revenues.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

Liquidity balances totaled $1,160 million at the end of 4Q19, up from $963 million at the end of 3Q19 and down from $1,706 million at the end of 4Q18. Deposits placed with the Federal Reserve Bank of New York represented 98% at the end of 4Q19. As of these quarter-end dates, liquidity balances to total assets represented 16.0%, 14.4% and 22.4%, respectively, while the liquidity balances to total deposits ratio was 40.2%, 33.8% and 57.4%, respectively.

The Investment Portfolio balances totaled $80 million as of December 31, 2019, down from $85 million as of September 30, 2019, and $107 million as of December 31, 2018. As of these dates, the Investment Portfolio accounted for 1% of total assets, mostly consisting of readily-quoted Latin American securities, out of which 72% represented sovereign or state-owned risk at the end of the 4Q19, compared to 71% a quarter ago and 76% a year ago (refer to Exhibit X for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances totaled $2.9 billion at the end of 4Q19, up 1% from a quarter ago and down 3% from a year ago. As of December 31, 2019, total deposits represented 48% of total funding sources, which compared to 52% and 46% of total funding sources a quarter and year ago, respectively. Many of the deposits are placed by central banks or designees (i.e.: Class A shareholders of the Bank), representing 61%, 62% and 71% of total deposits at the same dates, respectively. Short- and medium-term borrowings and debt totaled $3.1 billion, which represented a 20% QoQ increase and a 11% YoY decrease, on a reopening of the bond issuance in the Mexican capital markets and several short-term bilateral transactions during the quarter. Weighted average funding costs were 2.69% in 4Q19 and 3.10% in FY19, down 40bps and 43bps from a quarter and year ago on higher average deposit base and lower quarterly LIBOR-based market rates, and yearly up 34bps compared to FY18, mainly reflecting the annual increase on LIBOR-based market rates.

(US$ million)	2019	2018	YoY (%)	4Q19	3Q19	4Q18	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$1.1	($0.0)	3037%	$0.8	($0.3)	($0.4)	390%	311%
Other income (expense)	(0.7)	(0.2)	-344%	(1.8)	(0.6)	0.4	-219%	-597%
Total revenues	0.4	(0.2)	318%	(1.0)	(0.8)	(0.0)	-16%	-3768%
Reversal on financial instruments	0.3	0.1	196%	0.0	0.3	0.1	-100%	-100%
Operating expenses	(9.5)	(11.5)	17%	(2.5)	(2.0)	(3.1)	-29%	17%
Loss for the segment	$(8.8)	$(11.6)	24%	$(3.5)	$(2.5)	$(3.0)	-42%	-16%

Treasury Business Segment’s results were a $3.5 million loss for the 4Q19 (-42% QoQ; -16% YoY) and an $8.8 million loss for FY19 (+24% YoY). The quarterly decreases were mainly associated to a $1.8 million loss in other financial instruments during the 4Q19 related to the Bank’s results on its hedging positions, partially offset by a $0.8 million Net Interest Income in the 4Q19, primarily driven by the positive impact from the repricing on the Bank’s asset-liability interest rate gap position. The 24% improvement YoY was driven by higher Net Interest Income mainly from the positive gap income, along with a 17% decrease in operating expenses.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2019	2018	YoY (%)	4Q19	3Q19	4Q18	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$273.7	$258.5	6%	$64.1	$65.5	$74.1	-2%	-14%
Interest expense	(164.2)	(148.7)	-10%	(37.2)	(38.9)	(46.1)	4%	19%
Net Interest Income ("NII")	$109.5	$109.7	0%	$26.9	$26.7	$28.0	1%	-4%

Net Interest Margin ("NIM")	1.74%	1.71%	2%	1.65%	1.77%	1.61%	-6%	3%

NII for the 4Q19 totaled $26.9 million (+1% QoQ; -4% YoY), with NIM of 1.65% (-12bps QoQ; +4bps YoY). The 1% QoQ improvement was mainly attributable to higher average lending volumes. The 4% YoY quarterly decrease was mainly due to a decline in lending spreads and to the net effect of lower average LIBOR-based market rates, partly compensated by decreased average low-yielding liquidity levels.

NII and NIM for FY19 reached $109.5 million (stable YoY) and 1.74% (+3bps YoY), respectively. The net positive effect of higher average LIBOR-based market rates throughout the year, was offset by lower average lending volumes and decreased average liability deposit balances, impacting overall funding costs.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	2019	2018	YoY (%)	4Q19	3Q19	4Q18	QoQ (%)	YoY (%)
Letters of credit fees	9.5	10.8	-12%	2.5	2.4	2.3	4%	7%
Loan syndication fees	5.6	4.9	14%	2.7	0.5	2.0	463%	36%
Other commissions, net	0.5	1.5	-65%	0.2	0.0	1.1	468%	-84%
Fees and Commissions, net	$15.6	$17.2	-9%	$5.4	$2.8	$5.4	90%	-1%

4Q19 and FY19 Fees and Commissions income totaled $5.4 million and $15.6 million, respectively. The QoQ increase of 90% was primarily attributable to the closing of two structured transactions in 4Q19, while YoY total fees remained relatively stable. Fee income from the letters of credit business has remained steady on a quarterly basis throughout 2019; whereas FY19 fees and commissions decreased 9% YoY on lower letters of credit revenues with syndication fees up 14% after closing six transaction.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACT LOSSES

(US$ million, except percentages)	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19	31-Dec-18
Allowance for loan losses
Balance at beginning of the period	$101.4	$103.3	$102.3	$100.8	$139.3
Provisions (reversals)	(2.1)	0.5	0.9	1.6	(1.3)
Write-offs, net of recoveries	0.0	(2.4)	0.0	0.0	(37.2)
End of period balance	$99.3	$101.4	$103.3	$102.3	$100.8

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.7	$2.6	$2.7	$3.3	$3.2
Provisions (reversals)	0.4	0.1	(0.1)	(0.6)	0.1
End of period balance	$3.0	$2.7	$2.6	$2.7	$3.3

Total allowance for losses (loans and loan commitments and financial guarantee contract losses)	$102.4	$104.1	$105.8	$105.0	$104.1

Total allowance for losses to Commercial Portfolio	1.57%	1.67%	1.70%	1.75%	1.65%
Credit-impaired loans to Loan Portfolio	1.05%	1.11%	1.16%	1.18%	1.12%
Total allowance for losses to credit-impaired loans (times)	1.7	1.7	1.6	1.6	1.6

The total allowance for credit losses on the Commercial Portfolio totaled $102.4 million, or 1.57% of the Commercial Portfolio at December 31, 2019, compared to $104.1 million, or 1.67% and 1.65% of the portfolio, a quarter and year ago, respectively. The $1.7 million QoQ decrease was mostly associated to lower net provision requirements resulting from the collectively assessed allocation segment (IFRS Stage 2), based on lifetime expected credit losses, as the Bank reduced its exposure in this segment.

Credit-impaired Loans, also referred to as Non-Performing Loans or NPLs, were $61.8 million, or 1.0% of total Loan Portfolio balances at the end of 4Q19, as no new NPLs was recorded during 2019. These levels of NPLs compare to $64.7 million, or 1.1% of total Loan Portfolio as of December 31, 2018. Total allowance for credit losses was 1.7 times NPL balances at the end of 4Q19 and 3Q19, compared to 1.6 times NPL balances a year ago.

OPERATING EXPENSES

	2019	2018	YoY (%)	4Q19	3Q19	4Q18	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	24.2	28.0	-14%	6.4	5.7	6.6	13%	-3%
Depreciation of equipment and leasehold improvements	2.9	1.3	123%	0.7	0.7	0.3	1%	126%
Amortization of intangible assets	0.7	1.2	-40%	0.2	0.2	0.2	17%	13%
Other expenses	12.9	18.5	-30%	4.0	2.4	5.3	63%	-25%
Total Operating Expenses	$40.7	$48.9	-17%	$11.3	$9.0	$12.4	26%	-9%
Efficiency Ratio	32.1%	38.3%	-16%	35.9%	30.4%	36.3%	18%	-1%

Fourth Quarter and Full Year operating expenses totaled $11.3 million and $40.7 million, respectively. The quarterly increases of 26% QoQ was mostly explained by higher employee-related expenses and other seasonal expenses compared to the previous quarter. The annual decrease of 17% YoY was mainly associated to lower employee-related expenses resulting from the personnel restructuring in 2018, together with other cost savings.

Efficiency Ratio improved to 32% for FY19 (-6pts YoY) as operating expenses decreased 17% YoY with total revenues nearly stable (-1% YoY), reflecting an effective cost control management and overall improved structural and operational efficiencies. 4Q19 Efficiency Ratio increased 6pts QoQ to 36% (stable YoY), as improved revenues QoQ were offset by higher operating expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Dec-19	30-Sep-19	31-Dec-18	QoQ (%)	YoY (%)
Tier 1 Capital (8)	$1,016	$1,009	$994	1%	2%
Risk-Weighted Assets Basel III (8)	$5,142	$4,780	$5,494	8%	-6%
Tier 1 Basel III Capital Ratio (8)	19.8%	21.1%	18.1%	-6%	9%
Total equity	$1,016	$1,009	$994	1%	2%
Total equity to total assets	14.0%	15.1%	13.1%	-7%	7%
Accumulated other comprehensive income (loss) ("OCI")	$(2)	$(2)	$0	-4%	-533%
Total assets / Total equity (times)	7.1	6.6	7.7	8%	-7%
Shares outstanding (in thousand)	39,602	39,602	39,539	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.6 million common shares outstanding as of December 31, 2019. At the same date, the Bank’s ratio of total assets to total equity increased to 7.1 times, and the Bank’s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 19.8%, with risk-weighted assets up 8% QoQ due to Commercial Portfolio growth, but 6% down YoY on the Commercial Portfolio’s mix shift towards lower country risk.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2019. The cash dividend will be paid on March 12, 2020, to shareholders registered as of February 26, 2020.
▪	Appointment of Director: After a thorough selection process, the Board appointed Ms. Alexandra M. Aguirre as Director representing all classes of shares, in replacement of Mr. Gonzalo Menendez Duque, who passed away on June 29, 2019. Ms. Aguirre will serve for the remainder of the term, set to expire in April of 2021.
▪	CEO succession: As part of an orderly and programmed succession plan, the Board announced on January 27, 2020, that, effective March 9, 2020, Mr. N. Gabriel Tolchinsky will step down as Chief Executive Officer, and will be succeeded by Mr. Jorge Salas.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 14, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 44638262.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2019	September 30, 2019	December 31, 2018	CHANGE	%	CHANGE	%
	(In US$ thousand)
Assets

Cash and cash equivalents	$1,178,170	$981,484	$1,745,652	$196,686	20%	$(567,482)	(33)%

Securities and other financial assets, net	88,794	96,958	123,598	(8,164)	(8)	(34,804)	(28)

Loans	5,892,997	5,554,259	5,778,424	338,738	6	114,573	2
Interest receivable	41,757	40,031	41,144	1,726	4	613	1
Allowance for loan losses	(99,307)	(101,425)	(100,785)	2,118	2	1,478	1
Unearned interest and deferred fees	(12,114)	(13,715)	(16,525)	1,601	12	4,411	27
Loans, net	5,823,333	5,479,150	5,702,258	344,183	6	121,075	2

Customers' liabilities under acceptances	115,682	86,407	9,696	29,275	34	105,986	1,093
Derivative financial instruments - assets	11,157	3,730	2,688	7,427	199	8,469	315

Equipment and leasehold improvements, net	18,752	22,569	6,686	(3,817)	(17)	12,066	180
Intangibles, net	1,427	1,474	1,633	(47)	(3)	(206)	(13)
Investment properties	3,494	0	0	3,494	n.m. (*)	3,494	n.m. (*)
Other assets	8,857	9,420	16,974	(563)	(6)	(8,117)	(48)

Total assets	$7,249,666	$6,681,192	$7,609,185	$568,474	9%	$(359,519)	(5)%

Liabilities

Demand deposits	$85,786	$145,530	$211,381	$(59,744)	(41)%	$(125,595)	(59)%
Time deposits	2,802,550	2,705,940	2,759,441	96,610	4	43,109	2
	2,888,336	2,851,470	2,970,822	36,866	1	(82,486)	(3)
Interest payable	5,219	6,813	12,154	(1,594)	(23)	(6,935)	(57)
Total deposits	2,893,555	2,858,283	2,982,976	35,272	1	(89,421)	(3)

Securities sold under repurchase agreements	40,530	56,065	39,767	(15,535)	(28)	763	2
Borrowings and debt, net	3,138,310	2,626,040	3,518,446	512,270	20	(380,136)	(11)
Interest payable	10,554	13,589	13,763	(3,035)	(22)	(3,209)	(23)

Customers' liabilities under acceptances	115,682	86,407	9,696	29,275	34	105,986	1,093
Derivative financial instruments - liabilities	14,675	13,398	34,043	1,277	10	(19,368)	(57)
Allowance for loan commitments and financial guarantee contract losses	3,044	2,675	3,289	369	14	(245)	(7)
Other liabilities	17,149	15,634	13,615	1,515	10	3,534	26

Total liabilities	$6,233,499	$5,672,091	$6,615,595	$561,408	10%	$(382,096)	(6)%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(59,669)	(59,669)	(61,076)	0	0	1,407	2
Additional paid-in capital in excess of value assigned of common stock	120,362	119,920	119,987	442	0	375	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	446,083	439,385	423,050	6,698	2	23,033	5
Other comprehensive income (loss)	(1,818)	(1,744)	420	(74)	(4)	(2,238)	(533)

Total equity	$1,016,167	$1,009,101	$993,590	$7,066	1%	$22,577	2%

Total liabilities and equity	$7,249,666	$6,681,192	$7,609,185	$568,474	9%	$(359,519)	(5)%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2019	September 30, 2019	December 31, 2018	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$64,084	$65,514	$74,114	$(1,430)	(2)%	$(10,030)	(14)%
Interest expense	(37,178)	(38,856)	(46,146)	1,678	4	8,968	19

Net Interest Income	26,906	26,658	27,968	248	1	(1,062)	(4)

Other income:
Fees and commissions, net	5,354	2,815	5,402	2,539	90	(48)	(1)
(Loss) gain on financial instruments, net	(2,029)	(169)	253	(1,860)	(1,101)	(2,282)	(902)
Other income, net	1,200	217	461	983	453	739	160
Total other income, net	4,525	2,863	6,116	1,662	58	(1,591)	(26)

Total revenues	31,431	29,521	34,084	1,910	6	(2,653)	(8)

Reversal (impairment loss) on financial instruments	1,935	(612)	1,321	2,547	416	614	46
Gain (loss) on non-financial assets, net	0	500	(2,289)	(500)	(100)	2,289	100

Operating expenses:
Salaries and other employee expenses	(6,389)	(5,651)	(6,599)	(738)	(13)	210	3
Depreciation of equipment and leasehold improvements	(734)	(724)	(325)	(10)	(1)	(409)	(126)
Amortization of intangible assets	(187)	(160)	(165)	(27)	(17)	(22)	(13)
Other expenses	(3,960)	(2,434)	(5,294)	(1,526)	(63)	1,334	25
Total operating expenses	(11,270)	(8,969)	(12,383)	(2,301)	(26)	1,113	9

Profit for the period	$22,096	$20,440	$20,733	$1,656	8%	$1,363	7%

PER COMMON SHARE DATA:
Basic earnings per share	$0.56	$0.52	$0.52
Diluted earnings per share	$0.56	$0.52	$0.52
Book value (period average)	$25.45	$25.52	$25.05
Book value (period end)	$25.66	$25.48	$25.13

Weighted average basic shares	39,602	39,602	39,539
Weighted average diluted shares	39,602	39,602	39,539
Basic shares period end	39,602	39,602	39,539

PERFORMANCE RATIOS:
Return on average assets	1.34%	1.34%	1.20%
Return on average equity	8.7%	8.0%	8.3%
Net interest margin	1.65%	1.77%	1.61%
Net interest spread	1.18%	1.19%	1.08%
Efficiency Ratio	35.9%	30.4%	36.3%
Operating expenses to total average assets	0.69%	0.59%	0.71%

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR ENDED
	(A)	(B)
	December 31, 2019	December 31, 2018	(A) - (B) CHANGE	%
Net Interest Income:
Interest income	$273,682	$258,490	$15,192	6%
Interest expense	(164,167)	(148,747)	(15,420)	(10)

Net Interest Income	109,515	109,743	(228)	(0)

Other income:
Fees and commissions, net	15,647	17,185	(1,538)	(9)
Loss on financial instruments, net	(1,379)	(1,009)	(370)	(37)
Other income, net	2,874	1,670	1,204	72
Total other income, net	17,142	17,846	(704)	(4)

Total revenues	126,657	127,589	(932)	(1)

Impairment loss on financial instruments	(430)	(57,515)	57,085	99
Gain (loss) on non-financial assets, net	500	(10,018)	10,518	105

Operating expenses:
Salaries and other employee expenses	(24,179)	(27,989)	3,810	14
Depreciation of equipment and leasehold improvements	(2,854)	(1,282)	(1,572)	(123)
Amortization of intangible assets	(702)	(1,176)	474	40
Other expenses	(12,939)	(18,471)	5,532	30
Total operating expenses	(40,674)	(48,918)	8,244	17

Profit for the period	$86,053	$11,138	$74,915	673%

PER COMMON SHARE DATA:
Basic earnings per share	$2.17	$0.28
Diluted earnings per share	$2.17	$0.28
Book value (period average)	$25.41	$26.06
Book value (period end)	$25.66	$25.13

Weighted average basic shares	39,575	39,543
Weighted average diluted shares	39,575	39,543
Basic shares period end	39,602	39,539

PERFORMANCE RATIOS:
Return on average assets	1.36%	0.17%
Return on average equity	8.6%	1.1%
Net interest margin	1.74%	1.71%
Net interest spread	1.19%	1.21%
Efficiency Ratio	32.1%	38.3%
Operating expenses to total average assets	0.64%	0.76%

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2019			September 30, 2019			December 31, 2018
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$810,691	$3,716	1.79%	$658,220	$3,757	2.23%	$1,083,628	$6,322	2.28%
Securities at fair value through OCI	7,729	54	2.71	12,143	110	3.56	19,135	252	5.15
Securities at amortized cost (1)	74,761	662	3.47	73,351	653	3.48	79,907	626	3.06
Loans, net of unearned interest	5,573,386	59,652	4.19	5,247,195	60,994	4.55	5,714,077	66,914	4.58

TOTAL INTEREST EARNING ASSETS	$6,466,567	$64,084	3.88%	$5,990,909	$65,514	4.28%	$6,896,748	$74,114	4.21%

Allowance for expected credit losses on loans	(103,221)			(99,476)			(138,848)
Non interest earning assets	158,324			167,755			121,939

TOTAL ASSETS	$6,521,669			$6,059,188			$6,879,839

INTEREST BEARING LIABILITIES
Deposits	2,703,014	$14,154	2.05%	2,692,159	$16,692	2.43%	$2,551,232	$15,986	2.45%
Securities sold under repurchase agreement and short-term borrowings and debt	1,160,886	8,533	2.88	891,872	8,361	3.67	1,747,793	13,979	3.13
Long-term borrowings and debt, net (2)	1,537,943	14,491	3.69	1,338,207	13,803	4.04	1,472,192	16,180	4.30

TOTAL INTEREST BEARING LIABILITIES	$5,401,844	$37,178	2.69%	$4,922,239	$38,856	3.09%	$5,771,217	$46,145	3.13%

Non interest bearing liabilities and other liabilities	$112,039			$126,214			$118,153

TOTAL LIABILITIES	5,513,883			5,048,453			5,889,370

EQUITY	1,007,786			1,010,735			990,469

TOTAL LIABILITIES AND EQUITY	$6,521,669			$6,059,188			$6,879,839

NET INTEREST SPREAD			1.18%			1.19%			1.08%

NET INTEREST INCOME AND NET INTEREST MARGIN		$26,906	1.65%		$26,658	1.77%		$27,969	1.61%

(1)    Gross of the allowance for losses relating to securities at amortized cost.

(2)    Includes lease liabilities, net of prepaid commissions.

     Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2019			December 31, 2018
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$755,781	$17,011	2.22%	$784,062	$15,615	1.96%
Securities at fair value through OCI	13,975	568	4.01	16,955	668	3.89
Securities at amortized cost (1)	75,854	2,641	3.43	74,577	2,231	2.95
Loans, net of unearned interest	5,448,716	253,462	4.59	5,551,890	239,976	4.26

TOTAL INTEREST EARNING ASSETS	$6,294,326	$273,682	4.29%	$6,427,483	$258,490	3.97%

Allowance for expected credit losses on loans	(100,907)			(98,107)
Non interest earning assets	153,061			122,117

TOTAL ASSETS	$6,346,480			$6,451,492

INTEREST BEARING LIABILITIES
Deposits	$2,718,736	$67,435	2.45%	$2,950,368	$63,146	2.11%
Securities sold under repurchase agreement and short-term borrowings and debt	1,116,876	38,944	3.44	1,123,438	33,941	2.98
Long-term borrowings and debt, net (2)	1,388,113	57,788	4.11	1,244,619	51,660	4.09

TOTAL INTEREST BEARING LIABILITIES	$5,223,725	$164,167	3.10%	$5,318,425	$148,747	2.76%

Non interest bearing liabilities and other liabilities	$117,190			$102,386

TOTAL LIABILITIES	5,340,915			5,420,812

EQUITY	1,005,565			1,030,681

TOTAL LIABILITIES AND EQUITY	$6,346,480			$6,451,492

NET INTEREST SPREAD			1.19%			1.21%

NET INTEREST INCOME AND NET INTEREST MARGIN		$109,515	1.74%		$109,743	1.71%

(1)  Gross of the allowance for losses relating to securities at amortized cost.

(2)  Includes lease liabilities, net of prepaid commissions.

     Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/19	DEC 31/19	SEP 30/19	JUN 30/19	MAR 31/19	DEC 31/18	DEC 31/18
Net Interest Income:
Interest income	$273,682	$64,084	$65,514	$70,530	$73,554	$74,114	$258,490
Interest expense	(164,167)	(37,178)	(38,856)	(42,599)	(45,534)	(46,146)	(148,747)
Net Interest Income	109,515	26,906	26,658	27,931	28,020	27,968	109,743

Other income:
Fees and commissions, net	15,647	5,354	2,815	5,128	2,350	5,402	17,185
(Loss) gain on financial instruments, net	(1,379)	(2,029)	(169)	63	756	253	(1,009)
Other income, net	2,874	1,200	217	512	945	461	1,670
Total other income, net	17,142	4,525	2,863	5,703	4,051	6,116	17,846

Total revenues	126,657	31,431	29,521	33,634	32,071	34,084	127,589

(Impairment loss) reversal on financial instruments	(430)	1,935	(612)	(811)	(942)	1,321	(57,515)
Gain (loss) on non-financial assets, net	500	0	500	0	0	(2,289)	(10,018)
Total operating expenses	(40,674)	(11,270)	(8,969)	(10,551)	(9,884)	(12,383)	(48,918)

Profit for the period	$86,053	$22,096	$20,440	$22,272	$21,245	$20,733	$11,138

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.17	$0.56	$0.52	$0.56	$0.54	$0.52	$0.28

PERFORMANCE RATIOS
Return on average assets	1.36%	1.34%	1.34%	1.43%	1.31%	1.20%	0.17%
Return on average equity	8.6%	8.7%	8.0%	9.0%	8.6%	8.3%	1.1%
Net interest margin	1.74%	1.65%	1.77%	1.81%	1.74%	1.61%	1.71%
Net interest spread	1.19%	1.18%	1.19%	1.22%	1.16%	1.08%	1.21%
Efficiency Ratio	32.1%	35.9%	30.4%	31.4%	30.8%	36.3%	38.3%
Operating expenses to total average assets	0.64%	0.69%	0.59%	0.68%	0.61%	0.71%	0.76%

EXHIBIT VII

  BUSINESS SEGMENT ANALYSIS

  (In US$ thousand)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/19	DEC 31/18	DEC 31/19	SEP 30/19	DEC 31/18
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$108,398	$109,781	$26,100	$26,936	$28,350
Other income	17,835	18,002	6,298	3,418	5,759
Total revenues	126,233	127,783	32,398	30,354	34,109
(Impairment loss) reversal on financial instruments	(744)	(57,621)	1,935	(934)	1,263
Gain (loss) on non-financial assets, net	500	(5,967)	0	500	(2,289)
Operating expenses	(31,183)	(37,436)	(8,724)	(6,998)	(9,317)

Profit for the segment	$94,806	$26,759	$25,609	$22,922	$23,766

Segment assets	5,967,157	5,726,977	5,967,157	5,577,142	5,726,977

TREASURY BUSINESS SEGMENT:

Net interest income	$1,117	$(38)	$806	$(278)	$(382)
Other income (expense)	(693)	(156)	(1,773)	(555)	357
Total revenues	424	(194)	(967)	(833)	(25)
Reversal on financial instruments	314	106	0	322	58
Operating expenses	(9,491)	(11,482)	(2,546)	(1,971)	(3,066)

Loss for the segment	$(8,753)	$(11,570)	$(3,513)	$(2,482)	$(3,033)

Segment assets	1,273,678	1,857,196	1,273,678	1,070,607	1,857,196

TOTAL:

Net interest income	$109,515	$109,743	$26,906	$26,658	$27,968
Other income	17,142	17,846	4,525	2,863	6,116
Total revenues	126,657	127,589	31,431	29,521	34,084
(Impairment loss) reversal on financial instruments	(430)	(57,515)	1,935	(612)	1,321
Gain (loss) on non-financial assets, net	500	(5,967)	0	500	(2,289)
Operating expenses	(40,674)	(48,918)	(11,270)	(8,969)	(12,383)

Total profit for reportable segments	86,053	15,189	22,096	20,440	20,733
Unallocated impairment loss on non-financial assets	0	(4,051)	0	0	0

Profit for the period	$86,053	$11,138	$22,096	$20,440	$20,733

Total segment assets	7,240,835	7,584,173	7,240,835	6,647,749	7,584,173
Unallocated assets	8,831	25,012	8,831	33,443	25,012
Total assets	7,249,666	7,609,185	7,249,666	6,681,192	7,609,185

EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2019		September 30, 2019		December 31, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$226	3	$263	4	$611	10	($37)	($385)
BOLIVIA	7	0	5	0	14	0	2	(7)
BRAZIL	1,067	16	1,063	17	1,210	19	4	(143)
CHILE	688	10	661	10	182	3	27	506
COLOMBIA	972	15	844	13	706	11	128	266
COSTA RICA	280	4	317	5	409	6	(37)	(129)
DOMINICAN REPUBLIC	306	5	213	3	318	5	93	(12)
ECUADOR	427	6	416	7	438	7	11	(11)
EL SALVADOR	60	1	67	1	71	1	(7)	(11)
GUATEMALA	323	5	359	6	344	5	(36)	(21)
HONDURAS	129	2	113	2	89	1	16	40
JAMAICA	38	1	39	1	22	0	(1)	16
MEXICO	803	12	874	14	917	14	(71)	(114)
PANAMA	330	5	332	5	555	9	(2)	(225)
PARAGUAY	139	2	104	2	159	2	35	(20)
PERU	158	2	136	2	83	1	22	75
TRINIDAD & TOBAGO	182	3	190	3	153	2	(8)	29
URUGUAY	1	0	0	0	11	0	1	(10)
OTHER NON-LATAM (1)	446	7	306	5	105	2	140	341

TOTAL CREDIT PORTFOLIO (2)	$6,582	100%	$6,302	100%	$6,397	100%	$280	$185

UNEARNED INTEREST AND DEFERRED FEES	(12)		(14)		(17)		2	5

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,570		$6,288		$6,380		$282	$190

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2019		September 30, 2019		December 31, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$226	3	$263	4	$611	10	$(37)	$(385)
BOLIVIA	7	0	5	0	14	0	2	(7)
BRAZIL	1,065	16	1,058	17	1,206	19	7	(141)
CHILE	683	11	656	11	177	3	27	506
COLOMBIA	957	15	829	13	678	11	128	279
COSTA RICA	280	4	317	5	409	6	(37)	(129)
DOMINICAN REPUBLIC	306	5	213	3	318	5	93	(12)
ECUADOR	427	7	416	7	438	7	11	(11)
EL SALVADOR	60	1	67	1	71	1	(7)	(11)
GUATEMALA	323	5	359	6	344	5	(36)	(21)
HONDURAS	129	2	113	2	89	1	16	40
JAMAICA	38	1	39	1	22	0	(1)	16
MEXICO	781	12	847	14	890	14	(66)	(109)
PANAMA	294	5	299	5	520	8	(5)	(226)
PARAGUAY	139	2	104	2	159	3	35	(20)
PERU	158	2	136	2	83	1	22	75
TRINIDAD & TOBAGO	182	3	190	3	145	2	(8)	37
URUGUAY	1	0	0	0	11	0	1	(10)
OTHER NON-LATAM (1)	446	7	306	5	105	2	140	341

TOTAL COMMERCIAL PORTFOLIO (2)	$6,502	100%	$6,217	100%	$6,290	100%	$285	$212

UNEARNED INTEREST AND DEFERRED FEES	(12)		(14)		(17)		2	5

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,490		$6,203		$6,273		$287	$217

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT X

INVESTMENT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2019		September 30, 2019		December 31, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$2	2	$5	5	$4	4	$(3)	$(2)
CHILE	5	6	5	6	5	5	0	0
COLOMBIA	15	19	15	18	28	26	0	(13)
MEXICO	22	27	27	32	27	25	(5)	(5)
PANAMA	36	45	33	39	35	32	3	1
TRINIDAD & TOBAGO	0	0	0	0	8	7	0	(8)

TOTAL INVESTMENT PORTOFOLIO (1)	$80	100%	$85	100%	$107	100%	$(5)	$(27)

(1)	Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEARLY		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	2019	2018	4Q19	3Q19	4Q18	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$193	$958	$0	$50	$252	$(765)	$(50)	$(252)
BOLIVIA	7	24	2	5	4	(17)	(3)	(2)
BRAZIL	1,194	1,015	415	425	240	179	(10)	175
CHILE	1,157	396	262	358	28	761	(96)	234
COLOMBIA	1,424	1,276	429	315	285	148	114	144
COSTA RICA	466	577	146	112	233	(111)	34	(87)
DOMINICAN REPUBLIC	556	532	127	124	103	24	3	24
ECUADOR	775	998	179	190	272	(223)	(11)	(93)
EL SALVADOR	126	119	29	41	30	7	(12)	(1)
GUATEMALA	490	470	159	60	191	20	99	(32)
HONDURAS	150	146	17	52	49	4	(35)	(32)
JAMAICA	291	278	134	59	58	13	75	76
MEXICO	3,666	4,523	892	1,000	915	(857)	(108)	(23)
NICARAGUA	0	57	0	0	5	(57)	0	(5)
PANAMA	611	824	165	91	160	(213)	74	5
PARAGUAY	173	195	72	10	70	(22)	62	2
PERU	287	1,073	97	80	87	(786)	17	10
TRINIDAD & TOBAGO	126	231	0	0	86	(105)	0	(86)
URUGUAY	25	22	1	0	12	3	1	(11)
OTHER NON-LATAM (1)	439	589	286	82	68	(150)	204	218

TOTAL LOAN DISBURSED (2)	$12,156	$14,303	$3,412	$3,054	$3,148	$(2,147)	$358	$264

(1)	Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.